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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:          3235-0287|
    obligations may continue.  See           | Expires:     December 31, 2001|
    Instruction (b).                         | Estimated average burden      |
                                             | hours per response.......  0.5|
                                             _________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

 Yimoyines            Dean                 J.
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   (Last)            (First)            (Middle)

c/o OptiCare Health Systems, Inc.
87 Grandview Avenue
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                     (Street)

Waterbury                CT             06708
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


OptiCare Health Systems, Inc. (OPT)
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year


January, 2002
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   Chairman of the Board, President and Chief Executive Officer
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7. Individual or Joint/Group Filing (Check Applicable Law)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of
                                                                                       Securities    6. Owner-
                        2. Trans-     3. Trans-                                        Beneficially     ship
                           action        action       4. Securities Acquired (A)       Owned at         Form:       7. Nature of
                           Date          Code            or Disposed of (D)            End of           (D) Direct     Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            or (I)         Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          Indirect       Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
Common Stock,
$.001 par value per share                                                               249,925            I        By Spouse (1)
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

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FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4, and 5)    Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
Stock
Options
(Right to                                                                Common                                           By Spouse
Buy) (2)    $2.56                                        (3)     1/08    Stock    286,450           286,450        I         (1)
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Stock
Options
(Right to                                                                Common                                           By Spouse
Buy) (2)    $5.85                                        (4)     8/09    Stock    325,000           325,000        I         (1)
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Stock
Options
(Right to                                                                Common
Buy) (2)    $0.15    1/4/02       A   V   500,000        (5)    1/4/12   Stock    500,000           500,000        D
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                                                                         Common                                           By Spouse
Warrant     $0.40                                        (3)    1/5/06   Stock     50,000            50,000        I         (1)
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                                                                         Common                                           By Spouse
Warrant     $0.14   1/25/02       P       125,000        (3)   1/24/12   Stock    125,000  $0.0732  125,000        I         (1)
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Series B   1-for-10 1/25/02       P      324,360.3       (3)             Common 3,243,603    $0.14  324,360.3      I      By Spouse
12.5%                                                                    Stock                                               (1)
Voting
Cumulative
Convertible
Participating
Preferred
Stock, $.001
par value
per share
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

(1) The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.
(2) Granted pursuant to the OptiCare Health Systems, Inc. Performance Stock Program.
(3)  Presently exercisable.
(4) 25% exercisable on and after each of the first four anniversaries of August 1999.
(5) Exercisable in four equal installments on March 31, 2002, January 4, 2003, January 4, 2004, and January 4, 2005.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one reporting person, See Instruction
  5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.

              /s/ Dean J. Yimoyines                        February 8, 2002
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              ** Signature of the Reporting Person         Date